FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of DECEMBER 2005

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

News release dated December 7, 2005

2.

Material Change Report dated December 7, 2005 (re: December 7/05 news release)

3.

News release dated December 15, 2005

4.

News release dated December 21, 2005

5.

Material Change Report dated December 21, 2005 (re: December 15/05 news release)

6.

Material Change Report dated December 22, 2005 (re: December 21/05 news release)

7.

News release dated December 23, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: January 5, 2006

By:

“Kenneth W. Morgan”___

 Name

Its:

Chief Financial Officer, Secretary and director

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Private Placement

Vancouver BC – December 7, 2005:  Petaquilla Minerals Ltd.  (“PTQ” or the “Company”) announces today that it has arranged a private placement financing at $0.95 CDN per Unit for gross proceeds of $10,000,000 CDN, subject to regulatory approval.

Each Unit will consist of:

1.

One common share in the capital of the Company (each, a “Share”); and

2.

One-half of one non-transferable common share purchase warrant,

One common share purchase warrant (two half warrants) entitles the holder thereof to purchase one share of common stock in the capital of the Company at a price of CDN$1.20 per share, if exercised in the first year following the closing, and at a price of CDN$1.44 per share if exercised in the second year following the closing.

The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days.

The common shares purchased and the common shares purchased resulting from the exercise of the warrants will be subject to a four-month plus one day hold period from the distribution date.

The proceeds of the private placement will be used for drilling and feasibility work on the Company’s Molejon Gold Project in Panama and for working capital.

A finder’s fee will be paid on a portion of the placement.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

December 7, 2005

Item 3.

News Release

The Company’s news release dated December 7, 2005, was disseminated by CCN Matthews on December 7, 2005.

Item 4.

Summary of Material Change

The Company announced it has arranged a private placement financing at $0.95 CDN per Unit for gross proceeds of $10,000,000 CDN, subject to regulatory approval.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated December 7, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Private Placement

Vancouver BC – December 7, 2005:  Petaquilla Minerals Ltd.  (“PTQ” or the “Company”) announces today that it has arranged a private placement financing at $0.95 CDN per Unit for gross proceeds of $10,000,000 CDN, subject to regulatory approval.

Each Unit will consist of:

3.

One common share in the capital of the Company (each, a “Share”); and

4.

One-half of one non-transferable common share purchase warrant,

One common share purchase warrant (two half warrants) entitles the holder thereof to purchase one share of common stock in the capital of the Company at a price of CDN$1.20 per share, if exercised in the first year following the closing, and at a price of CDN$1.44 per share if exercised in the second year following the closing.

The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days.

The common shares purchased and the common shares purchased resulting from the exercise of the warrants will be subject to a four-month plus one day hold period from the distribution date.

The proceeds of the private placement will be used for drilling and feasibility work on the Company’s Molejon Gold Project in Panama and for working capital.

A finder’s fee will be paid on a portion of the placement.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Accepts Director’s Resignation

Vancouver BC – December 15, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) announces that the Company has reluctantly accepted the resignation of Mr. John Purkis from the Board of Directors.

We thank Mr. Purkis for his assistance in advancing Petaquilla’s project and we wish John success in the future.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Vancouver BC – December 21, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that it has entered into a Memorandum of Understanding (the “MOU”) with one of China’s largest integrated metal producers  for the development of the Petaquilla Copper Project in Panama.

The MOU contemplates a transaction, which includes:

•

A substantial equity investment in PTQ by the Chinese company;

•

The ownership by PTQ of a 100% interest in the Petaquilla Copper Project by the acquisition of the interests currently held by the Company’s partners;

•

Participation in project financing and construction; and

•

An off-take agreement for the delivery of copper concentrate from the Petaquilla Copper Project.

The MOU is a statement of the mutual intent of the parties, and is not legally binding. The entry into legally binding arrangements is subject to several conditions precedent, including comprehensive due diligence on the part of the Chinese company and the execution of comprehensive agreements. There is no assurance that the transactions contemplated in the MOU will be completed as proposed, or at all.

The Company holds a 52% interest in the Petaquilla Copper Project, a large porphyry copper property in north-central Panama. Teck Cominco currently has the right to acquire one half of the Company’s interest in the Property, subject to certain conditions.

.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

December 15, 2005

Item 3.

News Release

The Company’s news release dated December 15, 2005, was disseminated by CCN Matthews on December 15, 2005.

Item 4.

Summary of Material Change

The Company announced it has accepted the resignation of Mr. John Purkis from the Board of Directors.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated December 21, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Accepts Director’s Resignation

Vancouver BC – December 15, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) announces that the Company has reluctantly accepted the resignation of Mr. John Purkis from the Board of Directors.

We thank Mr. Purkis for his assistance in advancing Petaquilla’s project and we wish John success in the future.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

December 21, 2005

Item 3.

News Release

The Company’s news release dated December 21, 2005, was disseminated by CCN Matthews on December 21, 2005.

Item 4.

Summary of Material Change

The Company announced it has entered into a Memorandum of Understanding (the “MOU”) with one of China’s largest integrated metal producers  for the development of the Petaquilla Copper Project in Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated December 22, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Vancouver BC – December 21, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that it has entered into a Memorandum of Understanding (the “MOU”) with one of China’s largest integrated metal producers  for the development of the Petaquilla Copper Project in Panama.

The MOU contemplates a transaction, which includes:

•

A substantial equity investment in PTQ by the Chinese company;

•

The ownership by PTQ of a 100% interest in the Petaquilla Copper Project by the acquisition of the interests currently held by the Company’s partners;

•

Participation in project financing and construction; and

•

An off-take agreement for the delivery of copper concentrate from the Petaquilla Copper Project.

The MOU is a statement of the mutual intent of the parties, and is not legally binding. The entry into legally binding arrangements is subject to several conditions precedent, including comprehensive due diligence on the part of the Chinese company and the execution of comprehensive agreements. There is no assurance that the transactions contemplated in the MOU will be completed as proposed, or at all.

The Company holds a 52% interest in the Petaquilla Copper Project, a large porphyry copper property in north-central Panama. Teck Cominco currently has the right to acquire one half of the Company’s interest in the Property, subject to certain conditions.

.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Closes $ 8 Million in First Tranche of Private Placement

Vancouver BC – December 23, 2005:Petaquilla Minerals Ltd. (the “Company”) is pleased to announce it has received the first tranche of a non-brokered private placement announced on December 7, 2005.

This portion consists of 8,427,861 units at $0.95 per unit for gross proceeds of $ 8,006,468.

Each Unit will consist of:

1.

One common share in the capital of the Company (each, a “Share”); and

2.

One-half of one non-transferable common share purchase warrant,

One common share purchase warrant (two half warrants) entitles the holder thereof to purchase one share of common stock in the capital of the Company at a price of CDN$1.20 per share, if exercised in the first year following the closing, and at a price of CDN$1.44 per share if exercised in the second year following the closing.

The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event.

The common shares purchased and the common shares purchased resulting from the exercise of the warrants will be subject to a four-month plus one day hold period from the distribution date.

The proceeds of the private placement will be used for drilling and feasibility work on the Company’s Molejon Gold Project in Panama and for working capital.

A finder’s fee will be paid on this portion of the placement consisting of $ 22,166 to Canaccord Capital Corporation, $ 351,950 to TJ Byrne and Associates and $ 22,807 to Octavio Choy.

The previously announced $ 10 million private placement will be capped at 9,965,670 units for gross proceeds of $ 9,467,387 in order to comply with applicable securities regulations. The balance of the private placement is expected to close prior to the end of 2005.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan "

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.